                                              Filed pursuant to Rule 424(b)(3)
                                              Registration No. 333-76181

PROSPECTUS


                           APEX SILVER MINES LIMITED


                           1,756,764 ORDINARY SHARES
                           -------------------------


     The ordinary shares offered by this prospectus are being offered by the stockholders of our company named in the section entitled "Selling Stockholders" on page 20. Our company will not receive any portion of the proceeds from the sale of these shares.

     Our company's ordinary shares are listed on the American Stock Exchange under the symbol "SIL."

     Investing in these securities involves significant risks. See the Risk Factors section beginning on page 1.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is October 7, 1999.
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                             [General Location Map]
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                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

SUMMARY...................................................................    1
RISK FACTORS..............................................................    1
WHERE YOU CAN FIND MORE INFORMATION.......................................   10
FORWARD-LOOKING STATEMENTS................................................   11
THE COMPANY...............................................................   13
REPUBLIC OF BOLIVIA.......................................................   16
USE OF PROCEEDS...........................................................   20
SELLING STOCKHOLDERS......................................................   20
DESCRIPTION OF THE ORDINARY SHARES........................................   21
PLAN OF DISTRIBUTION......................................................   21
LEGAL MATTERS.............................................................   23
EXPERTS...................................................................   23

                                    SUMMARY

     This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the terms of our securities, you should carefully read this document with the attached prospectus supplement. Together these documents will give the specific terms of the securities we are offering. You should also read the documents to which we have referred you in "Where You Can Find More Information" below for information on our company and our financial statements.


The Company

     Apex Silver Mines Limited explores and develops silver properties in South America and Central America. We have one of the largest, most diversified portfolios of privately owned and controlled silver exploration properties in the world. None of our properties are in production, and, consequently, we have no current operating income or cash flow. Our exploration efforts have produced our first development project, the San Cristobal project located in southern Bolivia.

     We maintain our registered office at Caledonian House, Jennett Street, George Town, Grand Cayman, Cayman Islands, British West Indies. Our telephone number is (345) 949-0050.

Ordinary Shares

     Holders of ordinary shares are entitled to receive dividends when declared by the Board of Directors. The right to receive dividends is also subject to the rights of holders of preference shares. Each holder of ordinary shares is entitled to one vote per share. The holders of ordinary shares have no preemptive rights or cumulative voting rights.


                                  RISK FACTORS

     Prospective purchasers of our securities should consider carefully, in addition to the other information contained in, or incorporated by reference into, this prospectus or any prospectus supplement, the following risk factors:

No Production History - we have not mined any silver or other metals.

     Our company has no history of producing silver or other metals. The development of our economically feasible properties will require the construction or rehabilitation and operation of mines, processing plants and related infrastructure. As a result, we are subject to all of the risks associated with establishing new mining operations and business enterprises. There can be no assurance that we will successfully establish mining operations or profitably produce silver or other metals at any of our properties.

History of Losses - we expect losses to continue for at least the next three years.

     As an exploration and development company that has no production history, we have incurred losses since our inception, and we expect to continue to incur additional losses for at least the next three years. As of December 31, 1998, we had an accumulated deficit of $39.8 million. There can be no assurance that we will achieve or sustain profitability in the future.

Potential Inaccuracy of the Reserves and Other Mineralization Estimates

     Unless otherwise indicated, reserves and other mineralization figures presented in our filings with the Securities and Exchange Commission, press releases and other public statements that may be made from time to time are based on estimates of contained silver and other metals made by independent geologists and/or our own personnel. These estimates are imprecise and depend on geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. There can be no assurance that:

     .  these estimates will be accurate;

     .  reserves and other mineralization figures will be accurate; or

     .  reserves or mineralization could be mined and processed profitably.

     Since we have not commenced production on any of our properties, reserves and other mineralization estimates for these properties may require adjustments or downward revisions based on actual production experience. Extended declines in market prices for silver, zinc and lead may render portions of our reserves uneconomic and result in reduced reported reserves. Any material reductions in estimates of our reserves and other mineralization, or of our ability to extract these reserves or mineralization, could have a material adverse effect on our results of operations and financial condition.

     We have not established the presence of any proven or probable reserves at any of our mineral properties other than the San Cristobal project. There can be no assurance that subsequent testing or future feasibility studies will establish additional reserves at our properties. The failure to establish additional reserves could restrict our ability to successfully implement our strategies for long term growth beyond the San Cristobal project.

San Cristobal Project Risks - the completion of the San Cristobal project is subject to delays in commencement and completion, our inability to achieve anticipated production volume and cost increases.

     We plan to complete the development of the San Cristobal project and commence production operations by late 2001. However, there can be no assurance that:

     . the development of the San Cristobal project will be commenced or completed on a timely basis, if at all;

     .  the resulting operations will achieve the anticipated production volume;
        or

     . the construction costs and ongoing operating costs associated with the development of the San Cristobal project will not be higher than anticipated.

     If the actual cost to complete the development of the San Cristobal project is significantly higher than expected, there can be no assurance that we will have enough funds to cover these costs or that we would be able to obtain alternative sources of financing to cover these costs. Failure to obtain necessary project financing on acceptable terms, to commence or complete the development of the San Cristobal project on a timely basis, to achieve anticipated production capacity, and unexpected cost increases could have a material adverse effect on our future results of operations and financial condition.

     The successful development of the San Cristobal project is subject to the other risk factors described in this prospectus.

Dependence on a Single Mining Project - our principal asset is the San Cristobal project.

     We anticipate that the majority, if not all, of our revenues and profits for the next few years and beyond will be derived from the sale of metals mined at the San Cristobal project. Therefore, if we are unable to complete and successfully mine the San Cristobal project in a timely manner, our ability to generate revenue and profits would be materially adversely affected.

Management of Growth - our success will depend on our ability to manage our growth.

     We anticipate that as we bring our mineral properties into production and as we acquire additional mineral rights, we will experience significant growth in our operations. We expect this growth to create new positions and responsibilities for management personnel and increase demands on our operating and financial systems. There can be no assurance that we will successfully meet these demands and manage our anticipated growth.

Volatility of Metals Prices - our profitability will be affected by changes in the prices of metals.

     Our profitability and long-term viability depend, in large part, on the market price of silver, zinc, lead and other metals. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

     .  global or regional consumption patterns;

     .  supply of, and demand for, silver, zinc, lead and other metals;

     .  speculative activities;

     .  expectations for inflation; and

     .  political and economic conditions.

     The aggregate effect of these factors on metals prices is impossible for our company to predict. A decrease in metals prices could adversely affect our ability to finance the development of the San Cristobal project and the exploration and development of our other properties, which would have a material adverse effect on our financial condition and results of operations.

     The following table sets forth (1) the London Silver Market's high and low spot price of silver in U.S. dollars per troy ounce and (2) the London Metals Exchange's high and low spot prices of zinc and lead in U.S. dollars per pound, for the periods indicated.


                                   Silver                               Zinc                             Lead
                          -------------------------------      -------------------------     ----------------------------

Year                              High             Low             High            Low           High            Low
----                             -----             ----            -----           ----          -----           ----
1994........................     5.75              4.64            0.54            0.41           0.31           0.15
1995........................     6.04              4.41            0.55            0.43           0.35           0.24
1996........................     5.83              4.71            0.50            0.44           0.42           0.30


1997........................     6.27              4.22            0.60            0.47           0.33           0.23
1998........................     6.83              4.88            0.52            0.42           0.27           0.22


Hedging and Currency Risks - we may not be successful in hedging against price, currency and interest rate fluctuations and may lose money through our hedging programs.

     We have commenced a limited preliminary program to hedge against commodity and base metals price risks. We anticipate that as we bring our mineral properties into production and we begin to generate revenue, we may utilize various price hedging techniques to mitigate some of the risks associated with fluctuations in the prices of the metals we produce. We may also engage in activities to hedge the risk of exposure to currency and interest rate fluctuations related to the development of San Cristobal in Bolivia or in other countries in which we incur substantial expenditures for exploration or development. Further, terms of our financing arrangements may require us to hedge against these risks.

     There can be no assurance that we will be able to successfully hedge against price, currency and interest rate fluctuations. In addition, our ability to hedge against zinc and lead price risk in a timely manner may be adversely affected by the smaller volume of transactions in both the zinc and lead markets. Further, there can be no assurance that the use of hedging techniques will always be to our benefit. Hedging instruments which protect against market price volatility may prevent us from realizing the benefit from subsequent increases in market prices with respect to covered production. This limitation would limit our revenues and profits. Hedging contracts are also subject to the risk that the other party may be unable or unwilling to perform its obligations under these contracts. Any significant nonperformance could have a material adverse effect on our financial condition and results of operations.

Uncertainty and Cost of Mineral Exploration and Acquisition - the exploration of mineral properties is highly speculative in nature, involves substantial expenditures, and is frequently non-productive.


     Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Competition for attractive mineral exploration properties is intense. See "--Competition." Our strategy is to expand our reserves through a broad program of exploration. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

     . establish ore reserves through drilling and metallurgical and other testing techniques;

     . determine metal content and metallurgical recovery processes to extract metal from the ore; and

     .  construct, renovate or expand mining and processing facilities.

     If we discover mineralization, it usually takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that we will successfully acquire additional mineral rights, that our exploration programs will result in new proven and probable reserves in sufficient quantities to justify commercial operations in any of our company's properties, other than the San Cristobal project.

     We consider from time to time the acquisition of operating or formerly operating mines. Our decisions to acquire these properties are based on a variety of factors including historical operating results, estimates of and assumptions about future reserves, cash and other operating costs, metals prices and projected economic returns, and evaluations of existing or potential liabilities associated with the property and its operation. Other than historical operating results, all of these may differ significantly from our estimates and assumptions. In addition, there is intense competition for attractive properties. Accordingly, there is no assurance that our acquisition efforts will result in profitable mining operations.

Development Risks - our profitability depends, in part, on actual economic returns and actual costs of developing mines, which may differ significantly from our estimates and involve unexpected problems and delays.

     None of our mineral properties, including the San Cristobal project, has an operating history upon which we can base estimates of future cash operating costs. Our decision to develop the San Cristobal project is based on feasibility studies. Decisions about the development of other projects in the future may also be based on feasibility studies. Feasibility studies derive estimates of reserves and operating costs and project economic returns. Estimates of economic returns are based, in part, on assumptions about future
metals prices.  See "--Volatility of Metals Prices."   Feasibility studies
derive estimates of cash operating costs based upon, among other things:

     . anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

     .  anticipated recovery rates of silver and other metals from the ore;

     .  cash operating costs of comparable facilities and equipment; and

     .  anticipated climatic conditions.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by our studies and estimates.

     There are a number of uncertainties inherent in the development and construction of any new mine, including the San Cristobal project. See "--San Cristobal Project Risks." These uncertainties include:

     . the timing and cost, which can be considerable, of the construction of mining and processing facilities;

     . the availability and cost of skilled labor, power, water and transportation facilities;

     . the availability and cost of appropriate smelting and refining arrangements;

     . the need to obtain necessary environmental and other governmental permits, and the timing of those permits; and

     . the availability of funds to finance construction and development activities.

     The costs, timing and complexities of mine construction and development are increased by the remote location of many mining properties, like the San Cristobal project. It is common in new mining operations to experience unexpected problems and delays during mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there is no assurance that our future development activities will result in profitable mining operations.

Title to Our Mineral Properties May be Challenged

     Our policy is to seek to confirm the validity of our rights to title to, or contract rights with respect to, each mineral property in which we have a material interest. However, we cannot guarantee that title to our properties will not be challenged or impugned. Title insurance generally is not available, and our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests and, therefore, the precise area and location of these claims may be in doubt. Accordingly, our mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

Property Rights - we may lose rights to properties if we fail to meet payment requirements or development or production schedules.

     We derive the rights to some of our mineral properties, including some of our principal properties at the San Cristobal project, from leaseholds or purchase option agreements which require the payment of rent or other installment fees. If we fail to make these payments when they are due, our rights to the property may lapse. There can be no assurance that we will always make payments by the requisite payment dates. In addition, some contracts with respect to our mineral properties require development or production schedules. There can be no assurance that we will be able to meet any or all of the development or production schedules. In addition, our ability to transfer or sell our rights to some of our mineral properties requires governmental approvals or third party consents, which may not be granted.

Mining Risks and Limits of Insurance Coverage - we cannot insure against all of the risks associated with mining.

     The business of mining is subject to a number of risks and hazards, including:

     .  adverse environmental effects;

     .  industrial accidents;

     .  labor disputes;

     .  technical difficulties due to unusual or unexpected geologic formations;

     .  cave-ins; and

     . flooding and periodic interruptions due to inclement or hazardous weather conditions.

     These risks can result in, among other things:

     . damage to, and destruction of, mineral properties or production facilities;

     .  personal injury;

     .  environmental damage;

     .  delays in mining;

     .  monetary losses; and

     .  legal liability.

     Although we maintain, and intend to continue to maintain, insurance with respect to our operations and mineral properties within ranges of coverage consistent with industry practice, there can be no assurance that insurance will be available at economically feasible premiums. Insurance against environmental
risks is not generally available.   These environmental risks include potential
liability for pollution or other disturbances resulting from mining exploration and production. In addition, not all risks associated with developing and producing silver, zinc, lead and other metals are included in coverage and some covered risks may result in liabilities which exceed policy limits. Further, we may elect to not seek coverage for all risks. The occurrence of an event that is not fully covered, or covered at all, by insurance, could have a material adverse effect on our financial condition and results of operations.


Foreign Operations - we conduct all of our exploration activities in countries with developing economies and are subject to the risks of political and economic instability associated with these countries.

     We currently conduct exploration activities in countries with developing economies including Bolivia, Chile, Honduras, Mexico and Peru in Latin America. These countries and other emerging markets in which we may conduct operations have from time to time experienced economic or political instability. We may be materially adversely affected by risks associated with conducting operations in countries with developing economies, including:


     .  political instability and violence;

     .  war and civil disturbance;

     .  expropriation or nationalization;

     .  changing fiscal regimes;

     .  fluctuations in currency exchange rates;

     .  high rates of inflation;

     .  underdeveloped industrial and economic infrastructure; and

     .  unenforceability of contractual rights.

     Changes in mining or investment policies or shifts in the prevailing political climate in any of the countries in which we conduct exploration and development activities could adversely affect our business. Our operations may be affected in varying degrees by government regulations with respect to, among other things:

     .  production restrictions;

     .  price controls;

     .  export controls;

     .  income and other taxes;

     .  maintenance of claims;

     .  environmental legislation;

     .  foreign ownership restrictions;

     .  foreign exchange and currency controls;

     .  labor;

     .  welfare benefit policies;

     .  land use;

     .  land claims of local residents;

     .  water use; and

     .  mine safety.

We cannot accurately predict the effect of these factors. In addition, legislation in the United States regulating foreign trade, investment and taxation could have a material adverse effect on our financial condition and results of operations.

Government Regulation of Environmental Matters - our activities are subject to foreign environmental laws and regulations which may materially adversely affect our future operations.

     We conduct mineral exploration and development activities primarily in Central America and South America, and are most active in Bolivia, where the San Cristobal Project is located, and Mexico. With the development of San Cristobal, we also expect to conduct mining operations in Bolivia. These countries have laws and regulations which control the exploration and mining of mineral properties and their effects on the environment, including air and water quality, mine reclamation, waste handling and disposal, the protection of different species of flora and fauna and the preservation of lands. These laws and regulations will require our company to acquire permits and other authorizations for certain activities. In many countries, including Bolivia, there is relatively new comprehensive environmental legislation, and the permitting and authorization processes may be less established and less predictable than they are in the United States. There can be no assurance that we will be able to acquire necessary permits or authorizations on a timely basis, if at all. Delays in acquiring any permit or authorization could increase the development cost of San Cristobal or other projects and could delay the commencement of production. See "Republic of Bolivia--Environmental Matters."

     Environmental legislation in many countries is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. In Bolivia, where there is relatively new environmental legislation, enforcement activities and strategies may be under development, and thus may be less predictable than in the United States. We cannot predict what environmental legislation or regulations will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or regulatory agencies or stricter interpretation of existing laws, may (1) necessitate significant capital outlays, (2) cause us to delay, terminate or otherwise change our intended activities with respect to one or more projects and (3) materially adversely affect our future operations.

     Many of our exploration and development properties are located in historic mining districts where prior owners may have caused environmental damage which may not be known to us or to the regulators. In most cases, we have not sought complete environmental analyses of our mineral properties and have not conducted comprehensive reviews of the environmental laws and regulations in every jurisdiction in which we own or control mineral properties. To the extent we are subject to environmental requirements or liabilities, the cost of compliance with these requirements and satisfaction of these liabilities would reduce our net cash flow and could have a material adverse effect on our financial condition and results of operations. If we are unable to fund fully the cost of remediation of any environmental condition, we may be required to suspend operations or enter into interim compliance measures pending completion of the required remediation.

Competition - we compete against larger and more experienced companies.

     The mining industry is intensely competitive. Many of the largest mining companies are primarily producers of base metals, and may become interested in the types of silver deposits on which we are focused because these deposits typically are polymetallic, containing significant quantities of base metals including zinc, lead and copper. Many of these companies have greater financial resources, operational experience and technical capabilities than we have. We may encounter increasing competition from other mining companies in our efforts to acquire mineral properties and hire experienced mining professionals. Increased competition in our business could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Holding Company Structure Risks - our ability to obtain dividends or other distributions from our subsidiaries may be subject to restrictions imposed by law and foreign currency exchange regulations.

     We conduct, and will continue to conduct, all of our operations through subsidiaries. Our ability to obtain dividends or other distributions from our subsidiaries may be subject to restrictions on dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate. Our subsidiaries' ability to pay dividends or make other distributions to our company is also subject to their having sufficient funds to do so. If our subsidiaries are unable to pay dividends or make other distributions, our growth may be inhibited unless we are able to obtain additional debt or equity financing on acceptable terms. In the event of a subsidiary's liquidation, we may lose all or a portion of our investment in that subsidiary.

Requirement of External Financing - we may not be able to raise the funds necessary to explore and develop our mineral properties.

     We will need external financing to develop and construct the San Cristobal project and to fund the exploration and development of our other mineral properties. Sources of external financing may include bank borrowings and future debt and equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on our growth strategy and our results of operations and financial condition. The mineral properties that we are likely to develop are expected to require significant capital expenditures. There can be no assurance that we will be able to secure the financing necessary to retain our rights to, or to begin or sustain, production at our mineral properties.

Dependence on Key Personnel - we depend on the services of key executives.

     We are dependent on the services of key executives including our chairman and our chief operating officer and a small number of highly skilled and experienced executives and personnel focused on the development of the San Cristobal project. Due to the relatively small size of our company, the loss of these persons or our inability to attract and retain additional highly skilled employees required for the development of the San Cristobal project, may delay or otherwise adversely affect the development of the San Cristobal project, which could have a material adverse effect on our business or future operations.

Substantial Control By Directors and Officers, and Shareholders - the substantial control of our company by the directors and officers, and shareholders may have a significant effect in delaying, deferring or preventing a change in control of our company or other events which could be of benefit to our other shareholders.

     As of March 1, 1999, Thomas S. Kaplan and the other directors of our company and officers of Apex Silver Mines Corporation, together with members of their families and entities that may be deemed to be affiliates of or related to these persons or entities, beneficially owned approximately 34% of the outstanding shares of our company. This percentage includes approximately 1.4% owned by Paul Soros and his affiliates and approximately 6.7% owned by Eduardo Elsztain and his affiliates. In addition, as of March 1, 1999, Quantum Industrial Partners LDC and Geosor Corporation collectively owned approximately 17% of the outstanding shares of our company. George Soros, by virtue of his ownership of Geosor Corporation and his position with Soros Fund Management LLC, an investment advisor to Quantum Industrial Partners LDC, may have the power to direct the way that these shares are voted. This level of ownership by these persons may have a significant effect in delaying, deferring or preventing a change in control of our company or other events which could be of benefit to our other shareholders.


                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

     The SEC allows our company to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

     .  Annual Report on Form 10-K for the year ended December 31, 1998;

     . Annual Reports on Form 10-K/A for the year ended December 31, 1998 filed on April 1, 1999, October 5, 1999 and October 6, 1999;

     .  Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

     . Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1999 filed on August 5, 1999;

     .  Quarterly Report on Form 10-Q for the quarter ended June 30, 1999;

     .  Current Report on Form 8-K filed on September 7, 1999; and

     . The description of the ordinary shares and other classes or series of shares contained under the caption "Description of Ordinary Shares" in our registration statement on Form S-1, as amended (File No. 333-34685), and incorporated by reference into the registration statement on Form 8-A under the Securities Exchange Act of 1934 of our company filed with the SEC on November 18, 1997.

     You may request a copy of these filings at no cost, by writing to or telephoning us at the following address:

          Linda Wilson
          Vice President Investor Relations
          Apex Silver Mines Corporation
          1700 Lincoln Street, Suite 3050
          Denver, Colorado 80203
          (303) 839-5060

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.


                           FORWARD-LOOKING STATEMENTS

     Some information contained in this prospectus or any prospectus supplement, or incorporated by reference into this prospectus or any prospectus supplement may contain forward-looking statements. These statements include comments regarding mine development and construction plans, costs, grade, production and recovery rates, permitting, financing needs, the availability of financing on acceptable terms, the timing of engineering studies and environmental permitting, and the markets for silver, zinc and lead. The use of any of the words "anticipate", "continue," "estimate," "expect," "may," "will," "project," "should," "believe" and similar expressions are intended to identify uncertainties. We believe the expectations reflected in those forward-looking statements are reasonable. However, we cannot assure you that these expectations will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and other factors set forth in, or incorporated by reference into, this prospectus or any prospectus supplement:

     . worldwide economic and political events affecting the supply of and demand for silver, zinc and lead;

     .  volatility in market prices for silver, zinc and lead;

     . financial market conditions, and the availability of financing on terms acceptable to our company;

     . uncertainties associated with developing a new mine, including potential cost overruns and the unreliability of estimates in early stages of mine development;

     . variations in ore grade and other characteristics affecting mining, crushing, milling and smelting operations and mineral recoveries;

     .  geological, technical, permitting, mining and processing problems;

     . the availability and timing of acceptable arrangements for power, transportation, water and smelting;

     . uncertainties regarding future changes in tax legislation or implementation of existing tax legislation;

     .  variations in smelting operations and capacity;

     .  the availability of experienced employees; and

     .  the factors discussed under "Risk Factors."

     Many of those factors are beyond our ability to control or predict. You should not unduly rely on these forward-looking statements. These statements speak only as of the date of this prospectus or the date of any prospectus supplement. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect future events or developments. All subsequent written and oral forward-looking statements attributable to our company and persons acting on our behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this prospectus and any prospectus supplement.

                                  THE COMPANY

     Apex Silver Mines Limited explores and develops silver properties in South America and Central America. We have one of the largest, most diversified portfolios of privately owned and controlled silver exploration properties in the world. Since we were founded in 1993, we have added to our portfolio approximately 95 non-producing silver and other mineral properties located primarily in or near the traditional silver-producing regions of Bolivia, Peru, Chile, Honduras and Mexico.

     Since 1993, our exploration efforts have produced our first development project, the San Cristobal project located in southern Bolivia. Continued drilling and analysis of the properties relating to the San Cristobal project established that proven and probable reserves total 240 million tonnes of ore grading 2.0 ounces per tonne of silver, 1.67 percent zinc and 0.58 percent lead containing 470 million ounces of silver, 8.8 billion pounds of zinc and 3.1 billion pounds of lead.

          Proven and probable reserves were calculated using a $4.65 net smelter return per tonne cutoff value and market price assumptions of $5.00 per ounce of silver, $0.50 per pound of zinc and $0.28 per pound of lead. The following tables show our company's proven and probable reserves of silver, zinc and lead for sulfide ore and oxide ore at the San Cristobal project, which were calculated by Mine Reserve Associates, Inc.



      Proven and Probable Reserves for Sulfide Ore - San Cristobal Project
      --------------------------------------------------------------------

                                     Average Grade                        Contained Metals(1)
                        ---------------------------------------  -------------------------------------
             Tonnes       Silver         Zinc          Lead        Silver        Zinc         Lead
             of ore        Grade        Grade         Grade        Ounces       Tonnes       Tonnes
             (000s)     (oz./tonne)      (%)           (%)          (mm)        (000s)       (000s)
           -----------  -----------  ------------  ------------  -----------  -----------  -----------

             230.7         1.90         1.73          0.58         430.3        3,990        1,338

_______
(1) Amounts shown as contained metals do not reflect losses in the recovery
process.   Proven and probable reserves for sulfide ore include an average recovery of 68.75% for silver, 91.22% for zinc and 75.43% for lead.


       Proven and Probable Reserves for Oxide Ore - San Cristobal Project
       ------------------------------------------------------------------

                                     Average Grade                        Contained Metals(1)
                        ---------------------------------------  -------------------------------------
             Tonnes       Silver         Zinc          Lead        Silver        Zinc         Lead
             of ore        Grade        Grade         Grade        Ounces       Tonnes       Tonnes
             (000s)     (oz./tonne)      (%)           (%)          (mm)        (000s)       (000s)
           -----------  -----------  ------------  ------------  -----------  -----------  -----------

               9.6         4.20         0.10          0.61          39.7           10           58

_______
(1) Amounts shown as contained metals do not reflect losses in the recovery process. Proven and probable reserves for oxide ore include an average recovery of 60% for silver and 50% for zinc.

     In addition to proven and probable reserves, Mine Reserve Associates, Inc. has estimated 46 million tonnes of mineralized material at an average grade of
2.90 ounces of silver per tonne, 1.04 percent zinc and 0.58 percent lead.

     We have completed a final, bankable feasibility study on the San Cristobal project. Based on the results of this study we anticipate developing a large scale, open pit mining operation with low stripping ratios, which we believe will be capable of processing 40,000 tonnes of ore per day using conventional mining and processing technologies.

     In addition, exploration efforts at other properties in Bolivia, Mexico and Peru indicate the presence of sufficient mineralization to warrant additional exploration and evaluation to determine the potential for future development.

Business Strategy

     We are one of a limited number of mining companies which focuses on silver exploration, development and production. Our strategy is to capitalize on our sizeable portfolio of silver exploration properties in order to achieve long-term profits and growth and to enhance shareholder value.

     Although our primary focus is on mining silver, we intend to produce other metals associated with our silver deposits if economically practicable, including zinc, lead, copper and gold. Our company is managed by a team of seasoned mining professionals with significant experience in the identification and exploration of mineral properties, as well as the construction, development and operation of large scale, open pit and underground, precious and base metals mining operations.

     The principal elements of our business strategy are to:

     . proceed to develop the San Cristobal project into a large scale open pit mining operation;

     . continue to explore and evaluate the Cobrizos silver property in southern Bolivia and the Platosa silver and zinc property in northern Mexico;

     . continue to explore and develop other properties which we believe are most likely to contain significant amounts of silver and divesting those properties that are not of continuing interest; and

     . identify and acquire additional mining and mineral properties that we believe contain significant amounts of silver or have exploration potential.


History, Principal Office

     We conduct substantially all of our operations through Apex Silver Mines and its subsidiaries. Apex Silver Mines was formerly Apex Silver Mines LDC and is our wholly owned subsidiary. Our company's material assets consist exclusively of the shares of Apex Silver Mines.

     We have a contract with Apex Silver Mines Corporation, a wholly owned subsidiary of Apex Silver Mines, under which Apex Silver Mines Corporation provides our company with strategic, financial, planning and other management services. Apex Silver Mines Corporation maintains its principal office at 1700 Lincoln Street, Suite 3050, Denver, Colorado 80203 and its telephone number is
(303) 839-5060.

Enforceability of Civil Liabilities Under United States Laws

     Our company is a Cayman Islands exempted company and some of our directors reside in jurisdictions outside of the United States. At any one time, all or a substantial portion of our assets and directors are or may be located in jurisdictions outside of the United States. Therefore, it could be difficult for investors to effect within the United States service of process on our company or any of the directors who reside outside the United States. Further, it could be difficult to recover against our company or directors judgments of courts in the United States, including judgments based upon civil liability under U.S. federal securities laws and similar state laws. Notwithstanding the foregoing, our company has irrevocably agreed that it may be served with process with respect to actions based on offers of the securities offered by this prospectus in the United States by serving Apex Silver Mines

Corporation, 1700 Lincoln Street, Suite 3050, Denver, Colorado 80203, its U.S. agent appointed for that purpose.

     W.S. Walker & Company, our Cayman Islands counsel, has advised our company that there may be circumstances where the courts of the Cayman Islands would not enforce:

     . judgments of U.S. courts obtained in actions against our company or directors of our company that are not resident within the United States that are based upon the civil liability provisions for the U.S. federal securities laws and similar state laws; or

     . original actions brought in the Cayman Islands against our company or directors of our company that are not resident within the United States based solely upon U.S. federal securities laws.

     There is no treaty in effect between the United States and the Cayman Islands providing for enforcement. There are grounds upon which Cayman Islands courts may not enforce judgments of U.S. courts. In addition, some remedies that are available under the laws of U.S. jurisdictions, including some remedies under U.S. federal securities laws, may not be allowed in Cayman Islands courts as being contrary to public policy.

                              REPUBLIC OF BOLIVIA

     We have compiled the following information from governmental and private publications.

General Information

     Bolivia is situated in central South America and is bordered by Peru, Brazil, Paraguay, Argentina and Chile. It has an area of 1,098,581 square kilometers and a population of approximately 8.1 million people. Bolivia's official and most widely spoken language is Spanish, but over 70 percent of the population is either native Aymara or Quechua Indian. Sucre is the capital city of Bolivia. La Paz is the seat of government and, with a population of over one million people, the largest city in Bolivia. La Paz is situated on the Altiplano, the high plateau which separates the eastern and western ranges of the Andes. The land in this part of the country is largely semi-desert plains bordered by steep, rugged mountains. The eastern portion of the country consists of sparsely populated low-lands bordering the Brazilian Amazon basin where temperate and tropical forests dominate. Santa Cruz is the principal city of the low country with a population of approximately 1,000,000.

     The government of Bolivia consists of a directly elected president and a bicameral congress. Since the military government stepped down in 1982, Bolivia has maintained a stable democratic system with elections every four years. The current president, Hugo Banzer, was elected by the congress on August 5, 1997, after none of the presidential candidates succeeded in winning a majority of the votes in the general election held in June 1997.

Economy

     The Bolivian economy has experienced continuous growth and relatively low, stable inflation in recent years. This economic performance is generally ascribed to the deregulation of key sectors of the economy, including oil and gas, communications, transportation and finance, and to foreign direct investment which has occurred as part of the recent privatization of formerly government-owned electricity, telecommunications, railways, aviation and oil and gas companies. The country's privatization program has involved (1) the sale of shares in government-owned entities in exchange for capital contributions to the privatized entities, and (2) the contribution of government-owned shares in privatized entities to trust funds established on behalf of all Bolivians over the age of 21 at the end of 1995. In connection with this program, we have entered into joint venture agreements with the government mining company, Comibol, with respect to two properties. Summary information on the Bolivian economy is set forth in the table below.

                                                            1994         1995         1996         1997        1998
GDP Growth............................................       5.0%         3.7%         4.0%        4.2%        4.7%
GDP perCapita.........................................    $  756       $  812       $  860      $1,005      $1,076
Inflation.............................................       8.5%        12.6%         7.9%       6.73%       4.39%
Pubic Section Deficit (non-financial) as
% ofGDP...............................................       3.2%         2.3%         2.1%        3.6%          4%
Exports FOB (in millions).............................    $1,124       $1,181       $ 1326      $1,272      $1,206
Imports CIF (in millions).............................    $1,196       $1,433       $1,635      $1,906      $2,083
Current Account Balance (% GDP).......................       3.6%         5.0%         5.2%         -8%        -10%
Total Investment (in millions)........................    $  794       $  898       $  540      $1,578      $1,754
Share of GDP (%)......................................      13.3%        13.7%         7.6%       19.8%       20.5%
Public Investment (in millions).......................    $  481       $  505       $  524      $  582      $  539
Share of GDP (%)......................................    $  481       $  505          7.6%        7.3%        6.3%
Private Investment (in millions)......................    $  288       $  373       $  632      $  996      $1,215
Share of GDP (%)......................................       4.8%         5.7%         8.9%       12.5%       14.2%

Source: Latin Finance

     The official monetary unit of Bolivia is the boliviano, which was introduced in January 1987 following the adoption in 1985 of a broad based reform program known as the "New Economic Policy." In the mid-1980s, prior to the New Economic Policy, Bolivia suffered from hyperinflation, declining foreign investment, growing balance of payments deficits and a foreign exchange shortage fueled in part by an increasing disparity between the official and unofficial exchange rates. The New Economic Policy removed restrictions on exports and imports, ended most price controls and subsidies, instituted a freeze on public sector wages and subjected the public sector to rigorous cost cutting. By 1986, inflation was under control and the International Monetary Fund resumed stand-by assistance. During the period of the New Economic Policy, the gap between the official exchange rate and the parallel unofficial rate was bridged. On December 31, 1998, the exchange rate was 5.65 bolivianos to one U.S. dollar compared to the exchange rate on December 31, 1997 of 5.37 bolivianos to one U.S. dollar. Over the past year the boliviano has shown a tendency to depreciate approximately US$0.01 every 13 days; however this pace has accelerated recently in response to the devaluation of the Brazilian currency.

     The boliviano is freely convertible in Bolivia at a single, public exchange rate established by twice-weekly auctions held by the Bolivian Central Bank.

Foreign Investment and Tax

     Since the New Economic Policy, most restrictions on trade have been removed or are in the process of being phased out. The remaining material restrictions applicable to mining in Bolivia are described below. Currently, import levies stand at ten percent for all items except capital goods, which are subject to a five percent levy. In March 1991, a new export code introduced further measures to liberalize trade. In order to prevent transfer pricing and other tax avoidance mechanisms, almost all foreign trade transactions require the filing of an aviso de conformidad describing the terms of the underlying transactions.

     The 1990 Investment Law provides for unrestricted repatriation of capital, freedom to import goods and services, equality under the law between foreign and domestic companies, and the creation of ''free trade zones''.

     Mining companies in Bolivia are subject to a 25 percent income tax. Taxable income is determined in accordance with Bolivian generally accepted accounting principles.

     Under the new Bolivian Mining Code, which came into effect on March 17, 1997, there is Complementary Mining Tax applicable to whomever carries out mining activities. Mining activities are defined to include: prospecting and exploration; mining or extracting minerals or metals; concentrating mine products; smelting and refining; and marketing of minerals and metals. The Complementary Mining Tax is calculated by applying an aliquot to the taxable base. The aliquot of the Complementary Mining Tax is a variable percentage indexed to the official U.S. dollar market price for the relevant metal or mineral. The variable percentage fluctuates between three percent and seven percent for precious stones and metals and between one percent and five percent for other metallic minerals. The taxable base is construed as the amount that results from multiplying the weight of the fine content of the mineral or metal by its official U.S. dollar market price. This tax is creditable against corporate income and is, in effect, a minimum tax on mining companies. If complementary mining tax payments in any fiscal year exceed corporate income tax payments, the excess is a credit against corporate income in the following year. Manufacturing or processing involving minerals is not subject to the Complementary Mining Tax.

     Bolivian source income, including dividends, interest, management fees and expenses charged to a Bolivian company by foreign affiliates, is subject to a withholding tax of 12.5 percent, as is any of these payments when made to third parties.

     Operating losses are adjusted for inflation and may be carried forward and deducted from taxable income indefinitely. However, if accrued losses exceed 50 percent of capital, the capital must be increased.

     Bolivia assesses a 12.5 percent tax on profits of a branch of a foreign corporation operating in Bolivia. The branch tax is calculated on the book profits of the branch regardless of remittances. Any portion of the profits reinvested in Bolivia can be excluded from the taxable basis. Book profits are deemed remitted 120 days after the end of the fiscal year.

     There is a 13 percent value added tax on all sales, including mineral commodities, a five percent import duty on machinery and equipment and a ten percent duty on imported raw materials and components. The VAT paid on purchases is recoverable against VAT collected on Bolivian sales. Exports are not subject to VAT. The exporter can offset the VAT credit arising from purchases with domestic sales or can apply for a refund of import duties and VAT paid on inputs and raw materials included in the cost of exported goods. However, the refund of credits arising from imports is limited to 13 percent of the total value of the exports and therefore is not recoverable during the exploration phase.

Mining Industry

     Bolivia produces a number of mineral commodities including tin, gold, silver, lead, zinc, antimony, tungsten, copper and bismuth. The country has long been a leading mineral and precious metals producer. Bolivia was colonized in the early sixteenth century by Spaniards who arrived in search of silver and gold. The extensive silver mining operations in Potosi which developed under Spanish rule led to the region being described as the "treasury of the Spanish empire." In the early twentieth century, tin became the country's leading mineral export although in recent years the focus has returned to gold, silver, lead and zinc. The country's principal mining regions are the eastern part of Bolivia along the Brazilian border, and the traditional mining areas of the Altiplano and Cordillera.

     Recent regulatory reforms have resulted in increased exploration activities, particularly with respect to precious metals. In the early 1990s, the government reformed the land tenure system, reduced taxes on mining operations, established equal treatment under the law between Comibol and foreign companies in obtaining mineral concessions, and created a national Mining Inventory Service which will maintain up-to-date information, including maps, for exploration and mining exploration concessions.

Mining Concessions

     The Bolivian constitution states that all mineral deposits are the property of the State. Mining concessions, which may be awarded by the government, grant the holder, subject to the payment of patents, the real and exclusive right to carry out prospecting, exploration, exploitation, concentration, smelting, refining and marketing activities with respect to all mineral substances located within a given concession. Individual mineral claims consist of indivisible squares shaped like an inverted pyramid, whose lower vertex is the center of the earth and whose surface area covers a total area of 25 hectares. Mining concessions are comprised of no fewer than one and no more than 2,500 adjacent squares. Mining concessions are distinct from the surface rights which comprise traditional land ownership; holders of mining concessions are entitled to explore and exploit a property and to use the water found at the property. Expropriation or the establishment of easements may not be legally carried out if the water supplies for a population are interrupted or negatively affected.

     Holders of mining concessions are obliged to pay an annual mining patent. Co-owners are jointly and severally responsible for the patent payment. The patent is progressive and fees are based on the number of years of existence of the concession. Concessions established before the enactment of the new Mining Code, which comprise an area of up to 1,000 mining claims, pay the equivalent of $1.00 per claim per year. Concessions established before the enactment of the new Mining Code which comprise an area of more than 1,000 mining claims pay the equivalent of $1.00 per claim per year for the first five years of the existence of the concession; thereafter, the patent increases to the equivalent of $2.00 per claim per year. Concessions established under the new Mining Code pay the following: for the first five years of the existence of a concession, the owner is required to pay the equivalent of $25.00 per square per year; thereafter the patent increases to the equivalent of $50.00 per square per year. All of our Bolivian concessions were established prior to enactment of the new Mining Code.

     Mining concessions are liable to forfeiture when the corresponding annual patent fails to be paid. Forfeiture is governed by law and does not require any administrative or judicial declaration. When a concession has been forfeited, the mining concession reverts to the State.

Environmental Matter

     In 1992, the Bolivian government passed environmental legislation that established a comprehensive scheme for the initiation of a national environmental policy to protect the environment, promote sustainable development, promote the preservation of biological diversity and promote environmental education. Few environmental regulations specifically applicable to mineral exploration companies in Bolivia have been proclaimed to date. At present, concession holders must maintain waterways running through their concessions in their unspoiled state and concession holders must employ exploration and development techniques that will minimize environmental damage. Under Bolivia's environmental regulations, environmental impact assessments are required. In practice, foreign mining companies operating in Bolivia generally adhere to U.S. and European environmental standards for mining and exploration.

     The new Mining Code requires concession holders to minimize damage to surface rights, to neighboring concessions and to the environment. Concession holders are liable for damage or injury caused by their operations. Concession holders are not obliged to remediate environmental damage caused prior to the effectiveness of the new Mining Code or the date on which the mining concession was obtained, if the concession was granted at a later date. Upon becoming the owner of a concession, the concession holder must conduct an environmental audit to determine the extent of any environmental damage. If an environmental audit is not performed, the concession holder assumes the responsibility to mitigate all environmental damage. Environmental liabilities incurred under this new regime survive the existence or ownership of the relevant concession.

Labor Market

     Bolivia has a large pool of unskilled and, in the mining sector, semi-skilled labor, but a relative shortage of skilled labor and managerial expertise overall. One percent of the payroll tax is used for worker training. A large portion of the labor force that is engaged in wage employment is also unionized, although union participation is not mandatory. Strikes, the frequency of which have decreased greatly since the early 1980s, are not forbidden. However, before a strike may be called, all legally mandated alternatives, including negotiation, mediation and conciliation, must have been exhausted. Collective bargaining agreements are very rare, as negotiations are generally carried out between an individual company's union and management.

                                USE OF PROCEEDS

     Our company will not receive any proceeds from sale of the ordinary shares by the Selling Stockholders.

                              SELLING STOCKHOLDERS

     The following table sets forth information with respect to the selling stockholders including:

     .  the name of the selling stockholder;

     . the number of ordinary shares beneficially owned by each selling stockholder as of September 1, 1999;

     . the number of shares which may be offered and are being registered by this prospectus for the account of each selling stockholder; and

     . the amount of the class to be owned by each selling stockholder assuming all of the ordinary shares are sold.

     No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may sell all or some of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders.



                                             Percentage of                            Number of Ordinary      Percentage of
                            Number of       Ordinary Shares     Number of Ordinary    Shares to be Owned     Ordinary Shares
                         Ordinary Shares     Directly Owned      Shares which may      if all Ordinary         Owned if all
                              Owned                                 be Offered         Shares are Sold     Ordinary Shares are
                                                                                                                   Sold

Eduardo Elsztain(1)           25,000             *                    25,000                     0                    0%
Consultores Asset             62,974             *                    62,974                     0                    0%
 Management, S.A.(1)
Quantum Dolphin            1,668,790           6.35%                1,668,790                    0                    0%
 Limited(1)

-------------
*    Less than 1% of ordinary shares owned directly.

(1) Mr. Elsztain, a director of our company, is the Chairman and majority shareholder of Consultores Asset Management, S.A. Consultores Management, S.A. is the sole owner of Consultores Management Company Limited, a company formed under the laws of the Isle of Man. Consultores Management Company Limited is the manager of Quantum Dolphin Limited, a private open-end investment fund formed under the laws of the Isle of Man. Mr. Elsztain may be deemed to have sole voting and dispositive power over the shares held for the accounts of Consultores Management, S.A. and Quantum Dolphin Limited, and may be deemed to have beneficial ownership over these shares.

                       DESCRIPTION OF THE ORDINARY SHARES

     As of the date of this prospectus, our authorized share capital consists of 75,000,000 ordinary shares, par value $.01 per share. We are authorized to issue up to an aggregate of 75,000,000 ordinary shares and preference shares.
As of June 30, 1999, 26,258,386 ordinary shares were outstanding and no preference shares were outstanding.


     The ordinary shares offered by this prospectus are validly issued, fully paid and nonassessable. There are no provisions of Cayman Islands law, the Memorandum of Association or the Articles of Association which impose any limitation on the rights of shareholders to hold or vote ordinary shares by reason of their not being resident in the Cayman Islands.


Dividends

     Holders of ordinary shares are entitled to receive dividends ratably when and as declared by the Board of Directors. The right to receive dividends is also subject to the rights of holders of preference shares.


Voting

     Holders of ordinary shares are entitled to one vote per share on all matters submitted to a vote of shareholders at a shareholders' meeting.


Rights Upon Liquidation

     In the event of our voluntary or involuntary dissolution, liquidation or winding-up, the holders of outstanding ordinary shares shall be entitled to share ratably in our assets available for distribution after payment in full of all debts and after the holders of preference shares have received their liquidation preferences in full.


Miscellaneous

     Ordinary shares are not redeemable and have no subscription, conversion or preemptive rights.


                              PLAN OF DISTRIBUTION

     Our company is registering the ordinary shares on behalf of the selling stockholders. A selling stockholder is a person named under "Selling Stockholders" and also includes any donee, pledgee, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by our company, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of shares which will be borne by the selling stockholders. Sales of shares may be effected by selling stockholders from time to time in one or more types of transactions:

     .  on the American Stock Exchange,

     .  in negotiated transactions,

     .  through put or call options transactions relating to the shares,

     .  through short sales of shares, or

     .  a combination of these methods of sale.

These sales may be effected at market prices prevailing at the time of sale or at negotiated prices. These transactions may or may not involve brokers or dealers and may include block transactions. The selling stockholders have advised our company that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinated broker acting in connection with the proposed sale of shares by the selling stockholders.

     The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to the broker-dealers or other financial institutions of shares offered by this prospectus. The broker-dealer or other financial institution may resell these shares through this prospectus, which may be amended or supplemented to reflect the transaction.

     The selling stockholders may effect transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Broker-dealers may receive compensation in the form of discounts, concessions or commissions from selling stockholders and/or the purchasers of shares for whom the broker-dealers may act as agents or to whom they sell as principal, or both. The compensation received by a broker-dealer may be in excess of customary commissions.

     The selling stockholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, and any commissions received by any broker-dealers or any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against potential liabilities, including liabilities arising under the Securities Act.

     Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. Our company has informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

     Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

     Upon our company being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, in accordance with Rule 424(b) under the Securities Act, disclosing:

          . the name of each selling stockholder and of the participating broker-dealer(s);

          .  the number of shares involved;

          .  the initial price at which these shares were sold;

          . the commissions paid or discounts or concessions allowed to any broker-dealer(s), where applicable;

          . that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

          .  other facts material to the transactions.

In addition, upon our company being notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

                                 LEGAL MATTERS

     The validity of the ordinary shares offered in this prospectus will be passed upon for our company by W.S. Walker & Company, Grand Cayman, Cayman Islands.

                                    EXPERTS

     The consolidated financial statements of Apex Silver Mines Limited incorporated by reference in this Registration Statement by reference to the Annual Report on Form 10-K for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     Reserves for the San Cristobal project were calculated by Mine Reserves Associates, Inc. All reserve figures are included in this prospectus in reliance upon the authority of that firm as experts in these matters.

         [San Cristobal District Deposit and Exploration Location Map]

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     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other that the date on the front of this document.



                           APEX SILVER MINES LIMITED

                                ORDINARY SHARES

                                  ------------

                                   PROSPECTUS

                                  ------------

                                October 7, 1999


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